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MORRISON & FOERSTER LLP

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HONG KONG, LONDON, LOS ANGELES,

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PALO ALTO, SACRAMENTO, SAN DIEGO,

SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

October 6, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Era Anagnosti

Legal Branch Chief

Office of Financial Services I

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Elevate Credit, Inc.
Draft Registration Statement on Form S-1 Submitted September 2, 2015
CIK No. 0001651094

Dear Ms. Anagnosti:

On behalf of our client, Elevate Credit, Inc. (“Elevate” or the “Company”), this letter responds to your letter, dated September 29, 2015 (the “Comment Letter”), regarding the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), submitted on September 2, 2015. Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff of the Division of Corporation Finance (the “Staff”) from the Comment Letter appearing in bold type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. The page references in our responses are to the amended prospectus included in the revised Draft Registration Statement, which is being submitted today by electronic submission.

General

1.	We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Elevate advises the Staff that, as of the date of this letter, the only written communication, as defined in Rule 405 under the Securities Act, that has been used in meetings with potential investors in reliance on Section 5(d) of the Securities Act was a copy of the Draft Registration Statement. The Draft Registration Statement was only made available for viewing by such investors during Elevate’s presentation and no investors retained such information.

Elevate undertakes to provide the Staff with copies of any additional written communications that are presented to potential investors in the future by it or anyone authorized to do so on its behalf in reliance on Section 5(d) of the Securities Act, whether or not such potential investors retain copies of the communications.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 2

Prospectus Gatefold

2.	Please clarify how the $2.4 billion figure in loan originations is measured (i.e., since inception of the business or from the time of the spin-off). In addition, please provide the necessary parameters around the 2.7 million and 170 million numbers to reflect the measure of time, as well, as how the two figures differ.

The Company has revised the disclosure on the prospectus gatefold in response to the Staff’s comment to clarify the disclosure regarding the $2.4 billion figure in loan originations and the 2.7 million customers served. Both are measured since 2002 and include loan originations attributable to, and customers of, the Company’s current products, the direct and branded products contributed to Elevate by Think Finance, Inc. (“TFI”) on May 1, 2014 (such contribution of assets and liabilities associated with its direct lending and branded products business, as described in the prospectus, the “Spin-Off”) and predecessor direct lending and branded products at TFI. The Company has also clarified that the reference to 170 million non-prime consumers in the US and UK, combined, is in reference to the aggregate of (a) the total market in the US and the UK and based on the population of the US with a TransRisk Score of less than 700, (b) the number of Americans over 18 that are treated as “unscorable” by traditional credit scoring models, and (c) the UK population comprising the “non-standard” credit market.

Prospectus Summary

Our Company, page 1

3.	Please disclose how you measured your leading market position (i.e., loan originations, revenue, etc.).

The Company advises the Staff that with respect to its statement that it is a “leader” of technology-driven companies providing online credit solutions to non-prime consumers, the Company believes that it is leading through technology innovation. As the Company notes below in response to Staff comment 29, while other lenders use proprietary or off-the-shelf lending platforms to support their online lending operations, these typically are focused on specific product types, which the Company believes is an impediment to achieving the product innovation that the Company has pursued.

The Company believes that its significant use of advanced analytical technology in its business has allowed it to grow at a rate that significantly outpaces other companies in the prime and non-prime space in terms of originations. The following is a list of technology-driven lenders (including Elevate), listed in descending order based on growth of loan originations for 2014:

•	Prosper Marketplace, Inc. disclosed year over year growth in originations of 347.6% from $357.44 million in 2013 to $1.6 billion in 2014, based on its disclosure of cumulative originations since July 13, 2009 included in its annual reports on Form 10-K for the years 2014, 2013 and 2012 filed with the SEC on April 6, 2015, March 31, 2014 and March 19, 2013, respectively;

•	As noted on page 73 of the prospectus, originations attributable to Elevate grew year over year at a rate of 251.5% from $139.2 million in 2013 to $489.3 million in 2014.

•	OnDeck Capital, Inc. disclosed year over year growth in originations of 152.3% from $458.92 million in 2013 to $1.2 billion in 2014 in its annual report on Form 10-K filed with the SEC on March 10, 2015;

•	LendingClub Corporation disclosed year over year growth in originations of 112.0% from $2.1 billion in 2013 to $4.4 billion in 2014 in its annual report on Form 10-K filed with the SEC on February 27, 2015;

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 3

•	Enova, Inc. disclosed year over year decline in originations of 3.5% from $1.34 billion in 2013 to $1.29 billion in 2014 in its annual report on Form 10-K filed with the SEC on March 20, 2015; and

•	WDFC UK Limited (also known as “Wonga”) disclosed year over year decline in originations, with respect to its UK consumer lending business, of 36% from £1.1 billion in 2013 to £732.0 million in 2014. Wonga’s press release including this disclosure can be found at http://about.wonga.com/news-and-press-office/wonga-group-full-year-results-12-months-december-31-2014/).

Excerpts from the above (excluding the prospectus) have been included in Annex A hereto. Based on the information above, Elevate is comfortable with the disclosure that it is a “leader” of technology-driven companies providing online credit solutions to non-prime consumers.

4.	Please revise the second paragraph of your disclosure to balance your growth in revenues with disclosure that you have been operating at a loss for both fiscal years ended December 31, 2013 and December 31, 2014.

The Company has revised the disclosure on page 1 of the prospectus in response to the Staff’s comment.

5.	Please briefly describe the material characteristics of each product, most notably, information regarding the loan size, loan term and weighted average effective APR, including a statement that your Elastic product is a fee-based product. In this regard, we note your more detailed disclosure on pages 116-117 of the prospectus.

The Company has revised the disclosure on page 1 of the prospectus in response to the Staff’s comment.

6.	In the last paragraph of your disclosure you state that between 2006 and 2011 you maintained total principal losses as a percentage of loan originations of under 20%. Please revise your disclosure, as appropriate, to provide an objective industry standard to help investors assess this statistic.

The Company advises the Staff that the intention of the Company in disclosing such data for the period between 2006 and 2011 is to reflect the minimal volatility in principal losses as a percentage of loan originations in the portfolio overseen by its executives during the economic recession that occurred in that period. The Company is not aware of an industry standard in this regard and is not disclosing the percentage of its principal losses during the period as a competitive measure to be compared to other lenders or competitors. The Company has revised the disclosure on page 2 of the prospectus to show the range of total principal losses as a percentage of loan originations during the period covered in order to emphasize stability during the period.

Industry Overview, page 2

7.	Please expand your disclosure to briefly define “mainstream demographic profile.” We note your tabular disclosure on page 111; however, we are unable to ascertain what parameters apply to a mainstream demographic profile.

The Company has revised the disclosure on page 2 of the prospectus in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 4

Our Solutions

Competitive Pricing and No Hidden or Punitive Fees, page 3

8.	You state that you offer products believed to be typically 50% lower than many generally available alternatives from legacy non-prime lenders. By way of example, please revise your disclosure to illustrate the basis for your statement, In addition, based on your disclosure on page 117, it appears that this statement refers to your Rise product only. Please revise your disclosure for consistency.

The Company has revised the disclosure on page 3 and 119 of the prospectus in response to the Staff’s comment. In addition, the Company advises the Staff that this statement is applicable to all of Elevate’s US products, and has revised the disclosure accordingly.

Risks Affecting Us, page 5

9.	Based on your “Credit quality” disclosure on page 74, please disclose that, due to the non-prime nature of your customers, you have historically experienced a high rate of net charge-offs as a percentage of your revenues.

The Company has revised the disclosure on page 6 and 22 of the prospectus in response to the Staff’s comment.

Letter from Ken Rees, CEO of Elevate, page 13

10.	Please revise to provide an objective standard for statements such as the needs of the New Middle Class “have been largely ignored” and that the New Middle Class is “starved” for better credit alternatives.

The Company has revised the disclosure on page 14 of the prospectus in response to the Staff’s comment.

Risk Factors, page 15

We currently depend on debt financing to finance most of the loans we originate ..., page 22

11.	Please revise your disclosure to highlight that your credit facilities with VPC are secured by all of the company’s assets. In this regard, we note your disclosure on pages 98-99 of the prospectus.

The Company has revised the disclosure on page 23 of the prospectus in response to the Staff’s comment.

We are dependent on third parties to support several key aspects of our business …, page 25

12.	To the extent known, please revise your risk factor disclosure to quantify the percentage of your business that is outsourced, whether measured through revenue generation or loan originations.

The Company has revised the disclosure on page 26 of the prospectus in response to the Staff’s comment.

Selected Historical Consolidated Financial Data, page 66

13.	We note that you currently disclose on page 67 both the amount of combined loan loss reserve and combined loan loss reserve as a percentage of combined loans receivable. Please revise your disclosures, both here and other relevant sections of your filing, to separately present this information both for your total loans receivable balances that are included on your balance sheet with corresponding allowance for loan losses and related ratios and those loans receivable that are off-balance sheet (i.e. CSO program). To the extent that there are significant differences between these ratios, please revise your MD&A to provide an explanation as to the reasons for these differences, as applicable. Lastly, please revise your accounting policy footnotes for your CSO program to disclose how you determine estimated losses.

The Company has revised the disclosure on pages 76 and 83 of the prospectus in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue Growth, page 72

14.	Please revise your disclosure to provide an example illustrating the key terms of a representative installment loan, demonstrating also how you arrive at your APR calculation. Please provide a similar presentation of your Elastic product.

The Company advises the Staff that the factors the Company uses to determine APR are disclosed on page 73 and the key terms of the Company’s products are disclosed at 118. The Company has further clarified its disclosure on page 73 to show how it calculates its APR. As noted elsewhere in the prospectus, Elastic is a fee-based product, and references to APR with respect to Elastic are based on an effective APR.

Liquidity and Capital Resources VPC Facility, page 97

15.	Please revise to disclose the financial covenants applicable to the VPC Facility. Please provide similar disclosure regarding the ESPV Facility.

The Company has revised the disclosure on pages 99 and 100 of the prospectus in response to the Staff’s comment.

Business

Industry Overview

Non-Prime Customers Represent the Largest Segment of the Credit Market, page 111

16.	To the extent known, please provide the number of your current customers that qualify as “prime-ish,” “challenged” and “invisible,” as defined on page 112. Additionally, please provide the percentages of your net loan portfolio and overall net charge-offs for each category of customer accounts.

The Company advises the Staff that it provided the above referenced categories in order to give investors a general understanding of the kinds of customers Elevate serves. The Company advises the Staff that customers change categories over time, making it impractical to track this information in a way that would be meaningful for investors.

Our Products, page 116

17.	We note disclosure of the weighted average effective APR for your Rise, Sunny, and Elastic products, which range from 93% to 257%. Noting your disclosures surrounding the significant regulatory oversight in both the U.S. and the U.K., please revise your filing as applicable to disclose the range and maximum APR limits for each of these product offerings by geographic location and for each state, as applicable.

The Company has added disclosure at page 136 including such APR information and revised the disclosure on page 118 of the prospectus to include a cross reference to page 136 in response to the Staff’s comment.

18.	We note your tabular presentation of your three products, which includes, among other things, pricing disclosure. With respect to your Rise product, please revise your disclosure to include an explanation of the significant swing in the pricing percentage for this product, from 36% to 365% annualized.

The Company has revised the disclosure on page 118 of the prospectus in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 6

19.	In an appropriate section of the filing, please describe the type of fees that you derive from loans originated through CSO programs, and the types of services you provide for these loans. We note that on page 80 you disclose that Rise CSO loans are originated, owned and funded by a third party.

The Company has revised the relevant disclosure in the prospectus in response to the Staff’s comment. The Company also advises the Staff that a detailed description of the CSO program can be found on page 103 of the prospectus.

Rise – US Installment Loans, page 117

20.	We note your disclosure that in Texas and Ohio, Rise is available through a CSO program that provides consumers access to installment loans offered by a third-party lender. Please clarify whether Texas and Ohio are the only states where the CSO program operates and whether Rise installment loans are also offered in these states. To the extent that both Rise installment loans and the Rise installment loan CSO programs are offered, please revise the relevant sections of your filing to explain how you determine whether to originate the installment loan or participate in the CSO program.

The Company advises the Staff that Texas and Ohio are currently the only states where Rise is offered through a CSO program. Furthermore, Rise is only offered in Texas and Ohio through a CSO program, the Company does not offer Rise installment loans directly in those states. This is already reflected on page i of the prospectus. The Company has revised the prospectus accordingly.

21.	You disclose that “eligible customers receive 50% rate reduction on their next loan.” Please revise your disclosure stating that your “product offer rates …can decrease over time based on successful loan payment history” (see page 3 of prospectus summary) to specifically highlight that such rate reduction would apply if a customer applied for a new loan.

The Company has revised the relevant disclosure in the prospectus in response to the Staff’s comment.

22.	Please qualify your statement that as of 6/30/15, 60% of Rise customers have received a rate reduction by disclosing whether this rate reduction applied to new loan applications only. In addition, please disclose the percentage of your customers that are repeat customers.

The Company has revised the disclosure on page 119 of the prospectus in response to the Staff’s comment.

Sunny – UK installment loans, page 117

23.	Please disclose the standard by which you measured Sunny’s competitive standing among non-prime lenders.

The Company has revised the disclosure on page 119 of the prospectus in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 7

Elastic – US Bank-Originated Lines of Credit, page 117

24.	We note the change in structure as disclosed on page 70 that results in all Elastic line of credit loan participations being purchased by Elastic SPV, Ltd. effective July 1, 2015. We also note that as a result of this change you will no longer purchase these loan participations, but instead you have entered into a credit default protection agreement. Please revise your filing both here and other relevant sections of your filing to disclose this change in structure along with the corresponding reasons for the change. Additionally, please compare and contrast this credit default protection agreement entered into with the CSO program offered on your Rise loan product to allow for a complete understanding as to the differences, if any.

The Company has revised the disclosure on page 120 in response to the Staff’s comment, adding a cross-reference to page 70, and has supplemented the disclosure at page 71 with the reasons behind the change in structure. The Company advises the Staff that the change in the structure of Elastic did not result in any meaningful change to how the Company acts with respect to the product. Additionally, the Company continues to consolidate all revenues and losses attributable to the 90% interests in Elastic loans following the change in structure.

Regarding the Staff’s request to compare and contrast the credit default protection agreement to the CSO program, the Company advises the Staff that the offering of Rise pursuant to a CSO program and the Company’s arrangements with Elastic SPV and Republic Bank regarding the offering of Elastic are not comparable. In order to offer Rise in Texas and Ohio, the Company must do so pursuant to a CSO arrangement. Such arrangement provides the Company with certain fees associated with guaranteeing the underlying loans in order to induce the relevant third-party lender to make the relevant loan where such lender otherwise may not make such loan. The Company is therefore guaranteeing performance on the underlying loans to the direct lender. With respect to Elastic, after loans are made by Republic Bank, it sells participations in such loans to Elastic SPV, and Elevate consolidates such entity as a result of the accounting treatment of Elastic SPV as a variable interest entity. In this arrangement the Company is providing credit default protection to the loan purchaser.

The Company believes that disclosure attempting to compare and contrast these arrangements would only confuse investors as the structures are completely unrelated.

25.	As a related matter, we note disclosure on page F-61 that on July 1, 2015 you sold all of the loan participations ($20.2 million) in Elastic loans to Elastic SPC, Ltd. Please tell us the gain or loss recognized as a result of this transaction.

The Company advises the Staff that such sale was made at net realizable value and therefore no gain or loss was recognized.

Advanced Analytics and Risk Management

Fully Automated, Near-Instant Credit Decision, page 120

26.	Please tell us how the remaining 10% of the loan applications are handled and the overall size of those loans. Please revise your disclosure to explain which of your products you include in the 90% figure. In this regard, we also note your disclose on top of page 125 that currently the IQ Technology Platform supports your US products only.

The Company advises the Staff that of the 10% of applications requiring manual review, 6.9%, 0.1%, and 7.4% were attributable to Rise, Elastic and Sunny, respectively, for the six month period ending June 30, 2015. In the US, applications requiring manual intervention fall into three categories: approximately 70% of such applications require further documentation (identification, pay stubs, social security cards and/or bank statements) to be provided via fax, email or mail; approximately 20% of such applications have failed a fraud rule in the applicable underwriting methodology and are managed based on the rule they failed; the remaining 10% of such applications are reviewed to address Elevate’s “know your customer” requirements. In this last instance, fraud detection agents

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 8

can approve an application using third party data sources or require further documentation from the applicant. In the UK, applications requiring manual intervention fall into two categories: approximately 90% of such applications require further verifications, and an applicant may be asked to provide proof of payment cards, bank statements, payslips, or other forms of identification; the remaining 10% of such applications require further review based on fraud alerts sourced by an industry database of fraudulent consumer activity known as CIFAS. Whether the Company manually reviews any particular loan is not affected by the size of the loan.

The Company has revised the disclosure on page 122 of the prospectus in response to the Staff’s comment to note that the 90% is with respect to all products. The Company has also revised the disclosure on page 127 to explain that it plans to migrate Sunny from its legacy technology platform to the IQ Technology Platform over the next two years.

History of Stable Credit Quality through the Economic Downturn, page 121

27.	We note your tabular disclosure regarding total principal losses as a percentage of originations for the years 2008-2011. Please revise your presentation to include information for the most recent fiscal periods, as well as clarify that historical disclosure refers to performance while you were a business of Think Finance, Inc., and prior to the spin-off.

The Company advises the Staff that the purpose of the chart showing total principal losses as a percentage of originations from 2006 through 2011 was to show that the percentage was largely stable throughout the relevant time period, despite the economic downturn. The Company also advises the Staff that, as noted in the footnote to the chart on page 123, the information presented relates to predecessor product information. The Company has therefore revised the disclosure on page 123 of the prospectus in response to the Staff’s comment to note that information regarding recent periods is available in the MD&A. The Company further revised the disclosure to note that the periods covered predate the Spin-Off.

Strategic Partner Development, page 123

28.	Please list here the “large strategic partnerships” that you have developed, as well as discuss how your arrangement with these strategic partners works.

The Company has revised the disclosure on page 125 of the prospectus in response to the Staff’s comment.

Competitive Overview, page 126

29.	You disclose that one of your principal advantages is the technology-based platform that you use. Please tell us and, to the extent necessary, disclose what prevents other competitors from developing and/or using similar technology.

The Company advises the Staff that, as disclosed on page 160, on January 1, 2015, our subsidiary entered into an intellectual property assignment agreement with a subsidiary of TFI, pursuant to which an undivided co-ownership interest in the IQ Technology Platform was granted to TFI’s subsidiary, and, as a result, such subsidiary has the unrestricted right to make any use of the IQ Technology Platform, including for instance leasing such technology to competitors of the Company, without further obligation to the Company.

The Company believes that it would require significant expense and time for any other company to build a similar platform geared to non-prime consumers. While other lenders use proprietary or off-the-shelf lending platforms to support their online lending operations, these typically are focused on specific product types, which makes them inflexible for product innovation such as those the Company has pursued. For instance, most online non-prime lenders use payday loan modules, which have limited functionality for longer-term installment loans or lines of credit. Furthermore, off-the-shelf lending modules that support more traditional lending products do not

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 9

typically allow for bi-weekly and semi-monthly payment frequencies. The Company is not aware of any off-the-shelf products that support the variety of non-prime products such as those supported by the IQ Technology Platform. Although technology generally can be reverse-engineered over time, the Company believes its IQ platform provides a competitive advantage due to our lead time based on our long history of serving non-prime consumers with multiple credit products. Furthermore, the Company believes the messaging architecture is unique and supports a faster pace of innovation and integration with best in breed third party modules than more monolithic vendor-provided solutions.

Executive Compensation

Summary Compensation Table, page 148

30.	Please disclose why Messrs. Rees and Harvison were the only named executive officers who received option awards and how the size of those awards was determined.

The Company advises the Staff that, as disclosed on page 152 in footnote 9 to the summary compensation table, options for Ken Rees comprised a reload grant related Mr. Rees’ cashless exercise of expiring options on October 31, 2014. The size of Mr. Rees’ grant was equal to the number of shares underlying the original option grant surrendered to the Company in connection with the cashless exercise. The Company further advises the Staff that options granted to Jason Harvison were in connection with his promotion in October 2014 to the Chief Operating Officer position at the Company. The size of Mr. Harvison’s award was determined by the compensation committee of the board of directors of the Company in its discretion.

The Company has revised the disclosure on page 152 of the prospectus to add the reason for the grant to Mr. Harvison in response to the Staff’s comment.

Certain Relationships and Related Party Transactions , page 156

General

31.	We note that Elastic SVP is a variable interest entity, as you discuss on page 98 of the prospectus. We note that you have not provided Item 404 disclosure regarding your relationship with Elastic SVP. Please explain.

The Company advises the Staff that the Company consolidates Elastic SPV in accordance with FASB Accounting Standards Codification Topic 810. Although a variable interest entity, Elastic SPV is not related to any director or executive officer of the Company, any nominee for director, any immediate family member of a director or executive officer of the Company, any security holder covered by Item 403(a) or Regulation S-K, or any immediate family member of such security holder, and therefore does not meet the criteria, in relation to the meaning of the term “related person,” for disclosure under Item 404 of Regulation S-K. As a result, the Company has not included disclosure responsive to Items 404(a) and 404(b) of Regulation S-K in the prospectus.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 10

Audited Financial Statements

Notes to Combined and Consolidated Financial Statements

Credit Service Organization, page F-13

32.	We note your disclosures both here and on page F-49 related to your services provided as a CSO. We also note that the accrual for CSO lender owned funds are included in your allowance for loan losses disclosures in your footnotes. Please revise your next submission to provide separate disclosures of your accrual for CSO lender owned funds. Specifically, please revise your filing by providing a roll forward of the estimated losses recorded on your CSO guarantees for all periods presented in addition to all of the disclosure requirements pursuant to ASC 460-10-50-4.

The Company has reviewed the disclosures referenced above and appreciated the opportunity to clarify the comment with the Staff during its call on September 30, 2015. Based on the Company’s conversation with the Staff on September 30, 2015, it has amended the disclosure on page F-13 to clarify that the methodology and assumptions used to estimate the losses associated with the loans originated under the CSO program is consistent with the methodology and assumptions used for the allowance for loan losses used for the company-owned loans.

In addition, the Company advises the Staff that in the subsequent paragraph on page F-13, the amount of the estimated loss associated with the guarantee of the CSO loans is provided and agrees to the amount that is reported in the allowance for loan loss disclosure on page F-49. Based on the discussion between the Company and the Staff and the nature of the CSO program not resulting in any charge-offs to the third-party CSO lender (as the Company is required to repurchase the loan as part of its company-owned loan portfolio after the second delinquent payment), a roll forward of the estimated losses is not beneficial to the user of the financial statements. The Company believes that the most informative disclosure is to present the roll forward in its current format with the separation of the ending estimated loss balance between the company-owned loan portfolio and CSO lender originated guaranteed loans.

The Company also reviewed ASC 460-10-50-4, Guarantees-Overall-Disclosure, and has determined that the disclosures provided on pages F-13 and F-36 meet the disclosure requirements associated with the CSO program guarantee obligation.

Note 4 – Loans Receivable and Revenues, page F-22

33.	Please revise your footnote disclosures both here and on page F-53 along with your accounting policy footnotes to comply with all of the disclosure requirements required by ASC 310-10-50.

The Company has reviewed the disclosure requirements outlined in ASC 310-10-50, Receivables-Overall-Disclosure, and notes that the disclosures required by the following subtopics have been provided on the pages F-12, F-13, F-23 and F-31 in the combined and consolidated financial statements for the years ended December, 31, 2014 and 2013 and on page F-53 and F-56 in the condensed combined and consolidated financial statements for the periods ended June 30, 2015 and 2014.

•	Accounting policies for loans and trade receivables

•	Nonaccrual and past due financing receivables

•	Accounting policies for off-balance sheet credit exposures

•	Allowance for credit losses

•	Impaired loans

•	Credit quality information

•	Fair value disclosures

During this review, the Company identified additional opportunities to further clarify the disclosures associated with impaired loans and the primary credit quality indicator for the portfolio and has revised such relevant disclosure in the prospectus in response to the Staff’s comment.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 11

The Company notes that the following subtopics within ASC 310-10-50 are either not applicable to the Company’s business, as the loan products offered are unsecured installment loans and lines of credit, or no items or issues have been identified that would require additional disclosure under these subtopics.

•	Assets serving as collateral

•	Foreclosed and repossessed assets

•	Loss contingencies

•	Risks and uncertainties

Note 12 – Income Taxes, page F-32

34.	We note you have recorded a partial deferred tax valuation allowance for each of the periods presented which is only attributable to your UK operations. We also note your disclosure on pages F-34 and F-59 that you did not establish a valuation allowance at December 31, 2013, December 31, 2014, or June 30, 2015 for your U.S. operations based on your expectation of generating sufficient taxable income in a look forward period over the next three to five years. Please provide us an accounting analysis that details the specific positive and negative evidence you considered in determining that your deferred tax assets for your U.S. operations will more likely than not be realized as of both December 31, 2014 and June 30, 2015, in accordance with ASC 740-10-30, giving particular attention to paragraphs 21-23.

The Company advises the Staff that, in accordance with ASC 740-10-30, Income Taxes-Overall-Initial Measurement, the Company’s accounting analysis included the consideration of all available positive and negative qualitative and quantitative evidence in order to determine whether a valuation allowance was needed for its U.S. deferred tax assets (“DTA”).

A significant negative factor includes cumulative losses and a lack of taxable income since the Spin-Off date. A net taxable loss was incurred for the year ended December 31, 2014 (including carve-out amounts for the four months ended 4/30/2014) and carve-out amounts for the year ended December 31, 2013 due to the assumption and establishment of an infrastructure for the Company separate from TFI while the Company was scaling the growth of relatively new products of Rise and Elastic. In addition, direct marketing costs were a significant contributor to the net taxable loss as these costs were incurred as the combined loan portfolio and number of new customer loans grew 177% and 117%, respectively, in 2014 from 2013.

Significant positive factors include improved earnings trends as the Company has continued to scale the business to match its cost structure. In addition, at 12/31/2014, the Company was forecasted to generate US taxable income and to utilize a majority of its net operating loss in 2015. As of June 30, 2015, the Company was exceeding its forecasted taxable income and utilized $2.0 million of its US net operating loss. Management’s success in developing accurate forecasts (proven through their time at TFI) and management’s track record of launching new and successful products at TFI, which generated significant taxable income, is another source of positive evidence that was evaluated. The Company believes that the unique circumstance of the Spin-Off from a successful company provides us with several positive objectively verifiable factors that would not normally be available to a new company with a limited operating history. Note that the Company’s most significant DTA’s relate to net operating losses (“NOL”) and items arising from temporary differences (such as the allowance for losses on loans receivable), which are generally recoverable within one year. As disclosed on page F-34, the US NOL’s through the spin-off date were transferred to TFI as a part of the Spin-Off agreement.

ASC 740-10-30-23 requires that an entity use judgment in considering the relative impact of negative and positive evidence, with weight given more to objectively verifiable evidence. The Company has given due consideration to all the factors and believes the positive evidence outweighs the negative evidence. Based on this evaluation, the Company has concluded, pursuant to ASC 740-10-30-2, that the deferred tax asset is expected to be realized, and, therefore, a valuation allowance was not deemed necessary for its US DTA at the December 31, 2013, December 31, 2014, and June 30, 2015 reporting periods.

Ms. Era Anagnosti

Securities and Exchange Commission

Page | 12

Unaudited Condensed Consolidated Financial Statements

Note 4 – Loans Receivable and Revenue, page F-53

35.	We note disclosure on page F-53 that at June 30, 2015 you recorded an additional reserve of $6 million in excess of your standard allowance methodology related to certain fraudulent loans to third parties that were originated in the second quarter of 2015. We also note disclosure on pages 20-21 related to this fraud. Please tell us and revise your filing to disclose the corrective measures implemented to remedy your referenced vulnerability.

The Company has revised the disclosure on page 22 in the prospectus in response to the Staff’s comment.

We will provide you with marked copies of the Draft Registration Statement to expedite your review.

If you have any questions, please do not hesitate to call Brandon C. Parris at (415) 268-6617.

            Very truly yours,

            /s/ Brandon C. Parris

            Brandon C. Parris

cc:	Ken Rees, Elevate Credit, Inc.
Chris Lutes, Elevate Credit, Inc.
Sarah Fagin Cutrona, Esq., Elevate Credit, Inc.
Josh Samples, Securities and Exchange Commission
Bill Schroeder, Securities and Exchange Commission
John Spitz, Securities and Exchange Commission

Ms. Era Anagnosti

Securities and Exchange Commission

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Annex A